SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b - 25

                           NOTIFICATION OF LATE FILING

                                                         SEC FILE NUMBER
                                                             1-7234

                                                          CUSIP NUMBER
                                                          36225V 10 4

[x] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q Form N-SAR

         For Period Ended: December 31, 2003

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I     -      REGISTRANT INFORMATION

Full Name of Registrant:   GP STRATEGIES CORPORATION

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):777 Westchester Avenue

City, State and Zip Code:    White Plains, NY 10604

Part II    -      RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b) the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-K, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25
         (c) has been attached if applicable.

Part III   -      NARRATIVE

State below in reasonable details the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant cannot file its report on Form 10-K for the year ended December 31, 2003 on a timely basis because it has encountered unexpected difficulties in compiling certain information to be included in its Form 10-K and the information compiled to date is not complete enough to provide full disclosure.

Part IV    -      OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

              Andrea D. Kantor                 914              249-9716
           ----------------------    -------------        ---------------
                    Name                     Area Code     Telephone Number

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports. [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x ] Yes[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of these results cannot be made.

It is anticipated that for the quarter ended December 31, 2003, the earnings statement will reflect a loss before income tax and minority interest of $1.6 million as compared to a loss before income tax of $2.9 million in 2002. The quarter ended December 31, 2003 is anticipated to include a $1 million charge for an executive compensation bonus. For the year ended December 31, 2003, it is anticipated that the net loss before income tax and minority interest will be $7.4 million as compared to a net loss before income tax of $6.0 million for 2002. The year ended December 31, 2003 will include $3 million in charges for executive compensation bonuses.


                            GP STRATEGIES CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:    March 31, 2004


                                          Scott N. Greenberg
                                          President and Chief Financial Officer